NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Eli Lilly and Company

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: Trinity Health c/o 766 Brady Ave., Apt 635, Bronx, NY 10462

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 257, 401 Richmond Street West, Toronto, ON MSV 3A8

NAME OF PERSON RELYING ON EXEMPTION: UAW Retiree Medical Benefits Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 14309, Detroit, MI 48214-0309

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of this important issues.

March 25, 2021

Eli Lilly and Company

Shareholder Proposals for Independent Chair, Clawback Disclosure, and Bonus Deferral

Dear Fellow Eli Lilly Shareholders:

Please vote at the May 3, 2021 annual meeting of Eli Lilly and Company (NYSE: LLY, “Eli Lilly”) FOR the following three shareholder resolutions designed to promote accountability and robust oversight:

•	The Independent Chair Proposal (Item 7) submitted by the Shareholder Association for Research and Education
•	The Bonus Deferral Proposal (Item 8) submitted by the UAW Retiree Medical Benefits Trust
•	The Clawback Disclosure Proposal (Item 9) submitted by Trinity Health

Eli Lilly stands at a critical juncture, given the business risks created by the rising prices of the company’s insulin products and allegations of anti-competitive pricing behavior in the insulin market. We urge shareholders to clearly signal to the Eli Lilly board that the long-term financial and reputational risks of its current strategy outweigh any short-term financial benefits, by voting FOR Proposals 7, 8 and 9 to require an independent chair, implement a bonus deferral arrangement, and adopt a clawback disclosure policy.

These reforms were originally recommended to Eli Lilly by the Investors for Opioid Accountability (“IOPA”), a diverse investor coalition that includes 64 state treasurers, publicly elected comptrollers, asset managers, and faith-based, public, and labor funds with collective AUM of $4.4 T. The coalition was established in response to concerns about the risks created by pharmaceutical company conduct and the three sponsors of these proposals are members of the IOPA.

ELI LILLY FACES FINANCIAL, LEGAL AND REPUTATIONAL RISKS

As one of the three primary insulin makers worldwide, Eli Lilly faces substantial financial, legal and reputational risks stemming from allegations that it has engaged in anti-competitive pricing and related behavior in the insulin market. According to Eli Lilly’s most recent 10-K, these include lawsuits in both state and federal court, which allege that the company (along with the other insulin makers) violated various state consumer protection laws and the federal Racketeer Influenced and Corrupt Organizations (RICO) Act, as well as engaged in common law fraud, and unjust enrichment.1

Specifically, a purported class action has been filed in the U.S. District Court for the District of New Jersey against Eli Lilly, Sanofi, Novo Nordisk, CVS, Express Scripts, and Optum, for alleged violations of anti-trust law.2 Additionally, the Kentucky Attorney General’s Office has filed a complaint against Eli Lilly, Sanofi, and Novo Nordisk in Kentucky state court, alleging violations of the Kentucky consumer protection law, false advertising, and unjust enrichment.3 Further, Harris County, Texas, initiated litigation in federal court in the Southern District of Texas against Eli Lilly, Sanofi, Novo Nordisk, Express Scripts, CVS, Optum alleging violations of the federal RICO Act, federal and state anti-trust law, the Texas deceptive trade practices-consumer protection act, and common law claims such as fraud, unjust enrichment, and civil conspiracy related to the company’s insulin products and Trulicity.4

Along with these litigation-associated risks, Eli Lilly has also received subpoenas from the New York and Vermont Attorney General Offices and civil investigative demands from the Washington, New Mexico, and Colorado Attorney General Offices relating to the pricing and sale of its insulin products.5 Additionally, the Offices of the Attorney General in California, Mississippi, Washington D.C., California, Florida, Hawaii, and Nevada have sent the company information requests related to insulin sales and pricing.6 At the federal level, Eli Lilly has received two information requests from the House of Representatives’ Committee on Energy and Commerce and another request from the Senate’s Committee on Health, Education, Labor, and Pensions related to the pricing of insulin products. 7

These legal challenges and investigations have generated substantial media attention, which raise concerns about reputational and financial harm to the company and its shareholders.

_____________________________

1 See Eli Lilly’s 2020 Annual Report on Form 10-K, at 107. (https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947821000083/lly-20201231.htm).

2 See FWK Holdings, LLC v. Novo Nordisk Inc..; Rochester Drug Co-Operative Inc. v. Eli Lilly & Co.; and Value Drug Co. v. Eli Lilly & Co.

3 See Commonwealth of Kentucky v. Novo Nordisk, Inc.

4 See County of Harris Texas v. Eli Lilly & Co., et al.

5 See 2020 Form 10-K, at 107.

6 Id.

7 Id.

We urge you to Vote FOR an INDEPENDENT BOARD CHAIR (Item 7)

We believe that an independent board chair will improve accountability and oversight of material risks at Eli Lilly. A structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The CEO of the company should not be his or her own boss. An independent board chair eliminates this structural conflict of interest and clarifies where the authority of the CEO ends and responsibility of the independent board members begins. Further, management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated -- to expect one person to perform well as CEO on top of his or her responsibilities for leading the board.

•	Board Failure to Oversee Material Risks. In light of significant legal, regulatory, financial and reputational risks, we are concerned that the board is not providing sufficiently robust oversight of the company’s culture, strategy, and risk management. Although management notes the involvement of independent directors in recent efforts related to drug pricing and access, it is not clear from board committee roles that this oversight is performed solely by independent directors.

•	Absence of Important Governance Provisions. An independent board chair would be especially useful at Eli Lilly, as its shareholders do not have common – yet critical – investor rights that provide additional accountability: the right to elect all directors on an annual basis and the right to amend the company’s articles of incorporation with the vote of a majority of the outstanding shares. Under Eli Lilly’s articles of incorporation, approval of 80 percent of its outstanding shares is required to adopt these provisions. The company has put management proposals to adopt these provisions up for a shareholder vote several times (including at this year’s annual meeting). To date, those proposals have garnered strong majority support but have fallen short of the requisite threshold of 80 percent of outstanding shares.

Management at Eli Lilly suggests that the proposal to require an independent board chair imposes a “one-size-fits-all” approach to leadership.

•	Shareholders, however, are being asked to vote on the appropriate leadership structure at Eli Lilly specifically. Investors may disagree about whether an independent board chair is considered the best governance practice at all companies. However, independent board leadership is clearly important when a company is in the midst of the kind of legal scrutiny and pressure facing Eli Lilly.

•	Further, the board points to a self-selected peer group of companies as evidence that a combined Chair/CEO role is common in its industry, in effect simultaneously arguing that there should be “no ‘one-size-fits-all’ approach to board leadership” and that its “leadership structure is consistent with market practice” adopted by other companies.

Eli Lilly management suggests that the non-binding proposal to require an independent board chair limits the board’s “flexibility”.

•	Eli Lilly shareholders are fully within their rights – as those who elect the directors – to endorse governance reforms that they believe will best protect their interests.

•	Indeed, shareholders have voted across markets to institute many other reforms that limited the board’s “flexibility” yet improved governance at the companies that adopted them. Notably, the presence of a majority of independent directors, which is raised by the Eli Lilly board as a positive attribute of its board, is a requirement imposed by outside regulation which limits the board’s ability to flexibly determine its own make-up, yet is widely considered to be a positive change in governance practices at US firms.

•	Company bylaws, by their nature, limit the board’s flexibility in distinct areas, but those specific limits are necessary to ensure that directors and managers are accountable and that risks are appropriately managed. This proposal seeks to amend company bylaws to include one more measure of accountability: a prospective requirement that the chair of the Board of Directors, whenever possible, be an independent member of the board.

•	The limits to “flexibility” here are not strategic, operational, or decision-making limits, but structural. The board retains its strategic flexibility, within a structure that creates accountability.

Management suggests that “having one individual serve as both chairman and CEO provides the board with deep insights to drive long-term strategy and execution and allows consistent communication throughout the company.”

•	There is no reason why the CEO’s insights and communication cannot or should not be shared with an independently led board. The difference, should the shareholder proposal be implemented, is that those insights will then be subjected to review and oversight by a board led by an independent chair, rather than by a board led by the same person whose insights are being considered.

•	As noted in the shareholder proposal, according to a 2019 survey of over 700 directors by PWC, 57% of directors surveyed who sit on a board with a combined Chair/CEO say it is difficult to voice dissent—a 37% higher result than on boards with an independent chair.

We urge you to Vote FOR a BONUS DEFERRAL POLICY (Item 8)

This proposal is intentionally limited in its scope. Not only is it limited to the company’s annual bonus program, but it provides wide discretion to the board’s Compensation Committee to determine the length of the deferral period, to make any appropriate adjustments in the deferred amount, and to avoid violating any existing obligations or plan terms. We believe that adoption of a Bonus Deferral Policy is appropriate for the following reasons:

•	Facilitates the Use of the Clawback and Allows Flexibility in Reducing Annual Payouts. A Bonus Deferral Policy offers a straightforward mechanism to recoup annual awards under the company’s clawback policy, which could otherwise require legal action and the expenditure of additional company time and resources. This policy also allows for adjustments in payouts based on late-arriving information related to misconduct or risk-taking behavior. A Bonus Deferral Policy would enhance the company’s ability to use its clawback and we believe that it could help to retain the services of the executives whose annual bonuses are being deferred.

•	Similar to Policies Widely Adopted in the Banking Industry and at Some Other Pharmaceutical Companies. A Bonus Deferral Policy like the one requested in the proposal is similar to arrangements that have been widely adopted in the banking industry, following the last financial crisis. In 2009, the Financial Stability Board (FSB), which coordinates national financial authorities in developing strong sector policies, adopted “Principles for Sound Compensation Policies” and related “Implementation Standards”, which included bonus deferral policies. Deferral policies were considered “particularly important” because they allow for “late-arriving information about risk-taking and outcomes” and reduces the need to recoup compensation already paid out, which may “fac[e] legal barriers”. The sixth progress report on these FSB Principles noted in 2019 that banking supervisors in 16 FSB jurisdictions, including the U.S., now have requirements or expectations regarding bonus deferral.

Other pharmaceutical companies have begun adopting bonus deferral policies, including Indivior, Novartis and GlaxoSmithKline.

We urge you to Vote FOR a CLAWBACK DISCLOSURE POLICY (Item 9)

Eli Lilly has a compensation clawback policy that applies to equity and cash incentive payments and is triggered by specific types of misconduct. In our view, the effectiveness of a clawback policy is strengthened if shareholders can monitor its implementation. Disclosure not only enhances existing executive pay disclosure, but reinforces a culture of accountability, which is critical for a company facing Eli Lilly’s challenges. Yet Eli Lilly has refused to implement this reform, unlike the 13 pharmaceutical companies that have adopted similar clawback disclosure policies over the past two years, including Assertio Therapeutics and Amgen Inc.

The proposal’s request for greater transparency does not limit the board’s discretion to decide whether to claw back pay due to misconduct or pursue other avenues to address misconduct, but merely allows shareholders to be informed annually as to whether the board has used the clawback. Contrary to Eli Lilly’s Statement in Opposition, this proposal does not request “broad” disclosure and would not result in a “misleading picture” of how the company addresses senior executive misconduct. Rather, this proposal requests disclosure of the “general” circumstances of the clawback’s use and explicitly carves out instances where disclosure would “violate any law, regulation or agreement”. The policy would give Eli Lilly and its Compensation Committee the ability to decide how to describe the clawback’s use in a way that demonstrates the company’s commitment to a culture of accountability.

We therefore urge shareholders to vote FOR Items 7,8, and 9.

For more information, please contact Meredith Miller, Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust at mamiller@rhac.com